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                           December 17, 2020

       William R. McCamey
       Chief Financial Officer
       Atlanticus Holdings Corporation
       Five Concourse Parkway,
       Suite 300
       Atlanta, Georgia 30328

                                                        Re: Atlanticus Holdings
Corporation
                                                            Form 10-Q for the
Quarterly Period ended September 30, 2020
                                                            Filed on November
13, 2020
                                                            File No. 000-53717

       Dear Mr. McCamey:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q filed November 13, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Definitions of Financial Operating and Statistical Measures, page 39

   1. We note your definition of Total Yield Ratio and Combined Gross Charge-off Ratio on
                                                        page 39 and your
discussion of Total Yield on Fair Value Receivables and Managed
                                                        Receivables on page 35.
We also note your response to comment 2 in your letter dated
                                                        March 8, 2018 that
going forward you would calculate average managed receivables in accordance with GAAP.
Total Yield on Fair Value Receivables and Managed
                                                        Receivables which are
used in the calculation of your other ratios appear to exclude the impact of fair value
for loans that are accounted for using the fair value option. These financial measures
appear to be non-GAAP as defined by Regulation G and Item 10(e) of
                                                        Regulation S-K as they
are not required by GAAP, Commission Rules, or banking
                                                        regulatory
requirements. Please tell us how you considered whether these measures use an
 William R. McCamey
Atlanticus Holdings Corporation
December 17, 2020
Page 2
         individually tailored recognition and measurement method which could violate Rule
         100(b) of Regulation G. Please also tell us how you considered the guidance in Question
         100.04 of the Compliance and Disclosure Interpretations for guidance on Non-GAAP
         Financial Measures which is available on our website at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Becky Chow, Staff Accountant, at (202) 551- 6524 or
William
Schroeder, Staff Accountant, at (202) 551-3294 with any questions.



FirstName LastNameWilliam R. McCamey                        Sincerely,
Comapany NameAtlanticus Holdings Corporation
                                                            Division of
Corporation Finance
December 17, 2020 Page 2                                    Office of Finance
FirstName LastName